EXHIBIT 21

SUBSIDIARIES OF C&D TECHNOLOGIES, INC.

1.	C&D Charter Holdings, Inc., incorporated under the laws of the State of Delaware

2.	C&D International Investment Holdings, Inc., incorporated under the laws of the State of Delaware

3.	C&D Holdings Limited, organized under the laws of the United Kingdom

4.	C&D Components Hong Kong, Limited, organized under the laws of Hong Kong, China

5.	Charter Power F.S. Ltd., incorporated in the Islands of Bermuda

6.	C&D Technologies (UK) Limited, organized under the laws of the United Kingdom

7.	C&D Technologies (HK) Limited, organized under the laws of Hong Kong, China

8.	C&D Technologies (Italia), S.r.l., organized under the laws of Italy

9.	Shanghai C&D Battery Company, Ltd., joint venture organized under the laws of China

10.	C&D Technologies Reynosa, S. de R.L. de C.V. organized under the laws of Tamaulipas, Mexico

11.	C&D Tech (Singapore) Pte. Ltd., organized under the laws of Singapore